SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.                           General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

[X]     Merger

[   ]     Liquidation

[   ]     Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]     Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.	Name of fund: Aquila Funds Trust, and its series (each, an “Acquired Fund”):
Aquila High Income Fund
Aquila Opportunity Growth Fund

3.	Securities and Exchange Commission File No: 811-03578

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application    [   ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

120 West 45th Street, Suite 3600, New York, New York 10036

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jeremy B. Kantrowitz
Morgan, Lewis & Bockius LLP
One Federal Street
Boston, MA 02110
(617) 951-8458

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a‑1, .31a-2}:

The following entities are responsible for maintaining and preserving fund records:

(1)	Cantor Fitzgerald Investment Advisors, LP
110 East 59th Street

New York, New York 10022
Attention: Michael Millard, President
(Interim Manager and Administrator – Responsible for maintaining records with respect to charter, by-laws, agreements, minute books, and records required to be maintained pursuant to Rule 38a-1 and other records maintained by or at the Manager or Administrator required to be maintained under the Investment Advisers Act of 1940)

(2)	Smith Group Asset Management, LLC
100 Crescent Court, Suite 1150
Dallas, TX 75201
Attention: John D. Brim, CFA, Chief Investment Officer
(Interim Sub-Adviser - Responsible for maintaining records with respect to purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940)

(3)	Aquila Investment Management LLC
120 West 45th Street, Suite 3600
New York, New York 10036
(212) 697-6666
Attention: Diana P. Herrmann, President and CEO
(Former Manager and Administrator - Responsible for maintaining records with respect to charter, by-laws, agreements, minute books, and records required to be maintained pursuant to Rule 38a-1 and other records maintained by or at the Manager or Administrator required to be maintained under the Investment Advisers Act of 1940)

(4)	Three Peaks Capital Management, LLC
3750 Dacoro Lane, Suite 100
Castle Rock, Colorado 80109
(303) 221-9480
Attention: Sandy Rufenacht, President
(Former Sub-Adviser - Responsible for maintaining records with respect to purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940)

(5)	Aquila Distributors LLC
120 West 45th Street, Suite 3600
New York, New York 10036
(212) 697-6666
Attention: Paul O’Brien, President
(Former Distributor - Responsible for maintaining distribution and other records, including records required to be maintained in accordance with the Securities Exchange Act of 1934)

(6)	BNY Mellon Investment Servicing (US) Inc.
118 Flanders Road
Westborough, Massachusetts 01581
(610) 382-7642
(Transfer and Shareholder Servicing Agent - Responsible for maintaining share transaction and other shareholder records, including records required to be maintained in accordance with the Securities Exchange Act of 1934)

(7)	The Bank of New York Mellon
240 Greenwich Street
New York, New York 10286
(610) 382-7642
(Custodian - Responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the Custodian)

NOTE:  Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]            Management company;

[   ]            Unit investment trust; or

[   ]            Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]              Open-end                                        [   ]            Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

(1)	Cantor Fitzgerald Investment Advisors, LP 110 East 59th Street New York, New York 10022

(2)	Smith Group Asset Management, LLC 100 Crescent Court, Suite 1150 Dallas, TX 75201

(3)	Aquila Investment Management LLC 120 West 45th Street, Suite 3600 New York, New York 10036

(4)	Three Peaks Capital Management, LLC 3750 Dacoro Lane, Suite 100 Castle Rock, Colorado 80109

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

(1)	Aquila Distributors LLC 120 West 45th Street, Suite 3600 New York, New York 10036

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable.

(a)     Depositor’s name(s) and address(es):

(b)     Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ]  Yes  [X]  No

If Yes, for each UIT state:

   Name(s):

   File No.: 811-_____

   Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes  [   ]  No

If Yes, state the date on which the board vote took place:  March 9, 2024.

If No, explain:

(b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]   Yes  [   ]   No

If Yes, state the date on which the shareholder vote took place:  November 13, 2024.

If No, explain:

II.            Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]   Yes  [   ]   No

(a) If Yes, list the date(s) on which the fund made those distributions:  November 22, 2024.

(b) Were the distributions made on the basis of net assets?

[X]   Yes  [   ]   No

(c)  Were the distributions made pro rata based on share ownership?

[X]   Yes  [   ]   No

(d)  If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)  Liquidations only:

Were any distributions to shareholders made in kind?

[   ]  Yes  [X]  No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable.

Has the fund issued senior securities?

[   ]  Yes  [   ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]  Yes  [   ]  No

If No,

(a)  How many shareholders does the fund have as of the date this form is filed?

(b)  Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ]  Yes  [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.            Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[   ]  Yes  [X]  No

If Yes,

(a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)  Why has the fund retained the remaining assets?

(c)  Will the remaining assets be invested in securities?

[   ]  Yes  [   ]  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ]  Yes  [X]  No

If Yes,

(a)  Describe the type and amount of each debt or other liability:

(b)  How does the fund intend to pay these outstanding debts or other liabilities?

IV.            Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

 (i)     Legal expenses:  $100,000

 (ii)    Accounting expenses:  $2,000

 (iii)   Other expenses (list and identify separately):

Proxy/Prospectus Printing and Mailing Expenses:  $23,000
Proxy Solicitation and Attestation Expenses:  $50,000

 (iv)    Total expenses (sum of lines (i)-(iii) above): $175,000

(b)	How were those expenses allocated?

Expenses of each Reorganization were borne by Cantor Fitzgerald Investment Advisors, LP, the investment adviser of each Acquiring Fund, each a series of Cantor Select Portfolios Trust, and Aquila Investment Management LLC, the Acquired Funds’ investment adviser.

(c)	Who paid the expenses?

Expenses of each Reorganization were borne by Cantor Fitzgerald Investment Advisors, LP, the investment adviser of each Acquiring Fund, each a series of Cantor Select Portfolios Trust, and Aquila Investment Management LLC, the Acquired Funds’ investment adviser.

(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ]  Yes  [X]  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.            Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[    ]  Yes  [X]  No

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ]  Yes  [X]  No

If Yes, describe the nature and extent of those activities:

VI.            Mergers Only – Not Applicable.

26.	(a) State the name of the fund surviving the Merger:

The following series of Cantor Select Portfolios Trust (each, an “Acquiring Fund”):
Cantor Fitzgerald High Income Fund (Acquiring Fund of Aquila High Income Fund)
Cantor Fitzgerald Equity Opportunity Fund (Acquiring Fund of Aquila Opportunity Growth Fund)

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-23774

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
Securities Act File No.: 333-278771
Form Type: N-14/A
Date Filed: May 24, 2024

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of Aquila Funds Trust, (ii) he is a Trustee of Aquila Funds Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

By: /s/ Glenn P. O’Flaherty
      Glenn P. O’Flaherty
      Trustee, Aquila Funds Trust